Exhibit (11)

SYNTELLECT INC.
COMPUTATION OF NET INCOME (LOSS) PER SHARE

	Three Months Ended
	March 31

	2001	2000

Numerator:

Numerator for basic and diluted income (loss) per share –– net income (loss)	$(2,209)	$1,197

Denominator:

Denominator for basic income (loss) per share –– weighted average number of common shares outstanding during the period	11,194	11,859

Incremental common shares attributable to exercise of outstanding common stock options	–	1,001

Denominator for diluted income (loss) per share	11,194	12,860

Basic net income (loss) per share	$(0.20)	$0.10

Diluted net income (loss) per share	$(0.20)	$0.09

      The computation of diluted loss per share for the quarter ended March 31, 2001 excluded the effect of incremental common shares numbering 630,634 attributable to the exercise of common stock options because their effect would have been anti-dilutive.

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